Exhibit 99.1

Azure Power Announces Results for Fiscal Second Quarter 2018

Mauritius, November 9, 2017: Azure Power Global Limited (NYSE: AZRE), a leading independent solar power producer in India, today announced its consolidated results under United States Generally Accepted Accounting Principles (“GAAP”) for the second quarter ended September 30, 2017.

Second Quarter 2018 Period Ended September 30, 2017 Operating Highlights:

•	Operating Megawatts were at 803 MW, as of September 30, 2017 an increase of 124% over September 30, 2016.

•	Operating & Committed Megawatts were at 1,381 MW, as of September 30, 2017 an increase of 35% over September 30, 2016.

•	Revenue for the quarter was INR 1,823.8 million (US$27.9 million), an increase of 104% over the quarter ended September 30, 2016.

•	Adjusted EBITDA for the quarter was INR 1,499.5 million (US$23.0 million), an increase of approximately 167% over the quarter ended September 30, 2016.

Key Operating Metrics

Electricity generation during the six months ended September 30, 2017 increased by 306 million kWh, or 111%, to 581 million kWh, compared to the same period in 2016. The increase in electricity generation was principally a result of additional capacity operating during the period.

Total revenue during the six months ended September 30, 2017 was INR 3,701.7 million (US$ 56.7 million), up 93% from INR 1,916.6 million during the same period in 2016. The increase in revenue was primarily driven by the commissioning of new projects.

Project cost per megawatt operating consists of costs incurred for one megawatt of new solar power plant capacity during the reporting period. The project cost per megawatt operating for the six months ended September 30, 2017 decreased by INR 7.0 million (US$ 0.11 million) to INR 51.1 million (US$ 0.78 million), as compared to the same period in 2016. The decline is due to decreasing solar module prices and the reduction in the balance of system costs.

As of September 30, 2017, our operating and committed megawatts increased by 360 MW to 1,381 MW compared to September 30, 2016 as a result of winning new projects.

On October 16, 2017, the Company announced that it has won 250 MW of new projects. This brings the Operating and Committed Megawatt capacity to 1,631 MW.

Nominal Contracted Payments

The Company’s PPAs create long-term recurring customer payments. Nominal contracted payments equal the sum of the estimated payments that the customer is likely to make, subject to discounts or rebates, over the remaining term of the PPAs. When calculating nominal contracted payments, the Company includes those PPAs for projects that are operating or committed.

The following table sets forth, with respect to our PPAs, the aggregate nominal contracted payments and total estimated energy output as of the reporting dates. These nominal contracted payments have not been discounted to arrive at the present value.

	As of September 30,
	2016	2017
	INR	INR	US$
Nominal contracted payments (in thousands)	247,388,527	296,524,749	4,540,961
Total estimated energy output (kilowatt hours in millions)	43,345	60,349

Nominal contracted payments increased from September 30, 2016 to September 30, 2017 as a result of the Company entering into additional PPAs. Over time, the Company has seen falling benchmark tariffs as reported by Central Electricity Regulatory Commission, in line with the reduction in solar module prices.

Portfolio Run-Rate

Portfolio run-rate equals annualized payments from customers extrapolated based on the operating and committed capacity as of the reporting dates. In estimating the portfolio run-rate, the Company multiplies the PPA contract price per kilowatt hour by the estimated annual energy output for all operating and committed solar projects as of the reporting date. The estimated annual energy output of the Company’s solar projects is calculated using power generation simulation software and validated by independent engineering firms. The main assumption used in the calculation is the project location, which enables the software to derive the estimated annual energy output from certain meteorological data, including the temperature and solar insolation based on the project location.

The following table sets forth, with respect to the Company’s PPAs, the aggregate portfolio run-rate and estimated annual energy output as of the reporting dates. The portfolio run-rate has not been discounted to arrive at the present value.

	As of September 30,
	2016	2017
	INR	INR	US$
Portfolio run-rate (in thousands)	10,560,382	12,827,890	196,445
Estimated annual energy output (kilowatt hours in millions)	1,856	2,541

Portfolio run-rate increased by INR 2,267.5 million (US$ 34.7 million) to INR 12,827 million (US$ 196.4 million) as of September 30, 2017, as compared to September 30, 2016, due to an increase in operational and committed capacity.

Second Quarter Period ended September 30, 2017 Consolidated Financial Results:

Operating Revenue

Operating revenue in the quarter ended September 30, 2017 was INR 1,823.8 million (US$ 27.9 million), an increase of 104% from INR 894.9 million over the same period in 2016. The increase in revenue was driven by the commissioning of new projects.

Cost of Operations

Cost of operations in the quarter ended September 30, 2017 increased by 92% to INR 144.7 million (US$ 2.2 million) from INR 75.4 million in the same period in 2016. The increase was primarily due to plant maintenance cost for newly commissioned projects which was partially offset by the implementation of improved O&M methods which improved plant productivity. This includes INR 17.6 million (US$ 0.3 million) of non-cash expense, which pertains to the amortisation of lease expense.

General and Administrative Expenses

General and administrative expenses for the quarter ended September 30, 2017 decreased by INR 78.8 million (US$ 1.2 million), or 30%, to INR 179.6 million (US$ 2.8 million) compared to the same period in 2016. General and administrative expenses was lower due to lower legal and professional expenses in the current period as compared to same period last fiscal on account of the Company’s Initial Public Offering last year in the same period and due to platform of economies of scale.

Depreciation and Amortization Expenses

Depreciation and amortization expenses during the quarter ended September 30, 2017 increased by INR 216.5 million (US$ 3.3 million), or 88%, to INR 463.0 million (US$ 7.1 million) compared to the same period in 2016. The principal reason for the increase was capitalization of new projects during the period from June 30, 2017 to September 30, 2017.

Interest Expense, Net

Net interest expense during the quarter ended September 30, 2017 increased by INR 1,781.6 million (US$ 27.3 million), or 305%, to INR 2,364.9 million (US$ 36.2 million) compared to the same period in 2016. It includes one-time non-cash write offs of unamortised deferred financing cost of INR 615.5 million (US$ 9.4 million) on account of the solar green bond and in addition, one-time prepayment fees of INR 658.4 million (US$ 10.1 million) for debt refinancing related to the solar green bond. Interest expense increased on account of borrowings for new projects during the quarter ended September 30, 2017.

Loss on Foreign Currency Exchange

The Indian rupee appreciated against the U.S. dollar by INR 0.9 to US$ 1.00 (1.4%) during the period from June 30, 2016 to September 30, 2016, while the Indian rupee depreciated against the U.S. dollar by INR 0.68 to US$ 1.00 (1.1%) during the period from June 30, 2017 to September 30, 2017. This depreciation during the period from June 30, 2017 to September 30, 2017 resulted in a foreign exchange loss of INR 43.0 million (US$ 0.7 million), compared to a gain of INR 76.1 million during the same period in 2016.

Income Tax Expense / Benefit

The income tax benefit increased during the quarter ended September 30, 2017 by INR 77.1 million (US$ 1.2 million) to INR 130.9 million (US$ 2.0 million), compared to the same period in 2016. The increase in the income tax benefit was primarily on account of the commissioning of new projects. During the current quarter, we recorded a deferred income tax benefit amounting to INR 130.9 million (US$ 2.0 million) and there was no cash outflow relating to income taxes during the period.

Net Loss

Net loss for the quarter ended September 30, 2017 was INR 1,240.5 million (US$ 19.0 million), as compared to a net loss of INR 138.9 million for the quarter ended September 30, 2016, an increase in loss of INR 1,101.7 million (US$ 16.9 million) as compared to the same period in 2016. This was primarily due to one-time expenses related to the issuance of solar green bond, and was partially offset due to an increase in revenue during the quarter ended September 30, 2017.

Cash Flow and Working Capital

Cash generated from operating activities for the six months ended September 30, 2017 of INR 227.8 million (US$ 3.5 million), INR 37.7 million (US$ 0.6 million) higher than prior comparable period, primarily due to increase in revenue during the current period.

Cash used in investing activities, for the six months ended September 30, 2017 was INR 5,272.6 million (US$ 80.7 million), compared to INR 5,494.6 million for the prior comparable period. The cash used in investing activities was lower due to higher realization of permitted investments and release of restricted cash from bond offering.

Cash generated from financing activities was INR 15,351.0 (US$ 235.1 million) for the six months ended September 30, 2017, compared to INR 8,329.9 million for the prior comparable period. During the six months ended September 30, 2017, the Company raised INR 40,164.0 million (US$ 615.1 million) of project debt, including green bonds and non-convertible debentures.

Liquidity Position

As of September 30, 2017, the Company had INR 16,530.6 million (US$ 253.1 million) of cash, cash equivalents and current investments. The Company had undrawn project debt commitments of INR 5,359.2 million (US$ 82.1 million) as of September 30, 2017.

Adjusted EBITDA

Adjusted EBITDA was INR 1,499.5 million (US$23.0 million) for the second quarter period ended September 30, 2017, compared to INR 561.1 million in the second quarter period ended September 30, 2016. This was primarily due to the increase in revenue during the period.

Derivatives and Hedging

The Company elected to follow hedge accounting ASC 815 for the derivative contracts related to the green bond issuance and early adopted the FASB amendment ASU 2017-12 during the quarter and recorded a derivative asset of INR 246.0 million (US$ 3.8 million) as of September 30, 2017.

Guidance for Fiscal Year 2018

The following statements are based on current expectations. These statements are forward-looking and actual results may differ materially. The Company continues to expect revenues for fiscal year 2018 ending March 31, 2018 of US$ 118 – 125 million and that 1,000 – 1,200 MW will be operational by March 31, 2018.

Webcast and Conference Call Information

The Company will hold its quarterly conference call to discuss earnings results on Friday, November 10, 2017 at 8:30 a.m. US Eastern Time. The conference call can be accessed live by dialling 1-866-317-6003 (in the U.S.) and 1-412-317-6061 (outside the U.S.) and entering the passcode 3456525. Investors may access a live webcast of this conference call by visiting http://investors.azurepower.com/events-and-presentations. For those unable to listen to the live broadcast, a replay will be available approximately two hours after the conclusion of the call. The replay will remain available until Friday, November 17, 2017 and can be accessed by dialling 1-877-344-7529 (in the U.S.) and 1-412-317-0088 (outside the U.S.) and entering the replay passcode 10113489. An archived podcast will be available at http://investors.azurepower.com/events-and-presentations following the call.

Exchange Rate

This press release contains translations of certain Indian rupee amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, the translation of Indian rupees into U.S. dollars has been made at INR 65.3 to US$ 1.00, which is the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2017. The Company makes no representation that the Indian rupee or U.S. dollar amounts referred to in this press release could have been converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate or at all.

About Azure Power Global Limited

Azure Power is a leading independent solar power producer in India. Azure Power developed India’s first private utility scale solar project in 2009 and has been at the forefront in the sector as a developer, constructor and operator of utility scale, micro-grid and rooftop solar projects since its inception in 2008. With its inhouse engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power manages the entire development and operation process, providing low-cost solar power solutions to customers throughout India.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; our ability to meet the covenants in its debt facilities; meteorological conditions and such other risks identified in the registration statements and reports that the Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

Use of Non-GAAP Financial Measures

Adjusted EBITDA is a non-GAAP financial measure. The Company presents Adjusted EBITDA as a supplemental measure of its performance. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that the Company’s future results will be unaffected by unusual or non-recurring items.

The Company defines Adjusted EBITDA as net loss (income) plus (a) income tax expense, (b) interest expense, net, (c) depreciation and amortization, and (d) loss (income) on foreign currency exchange. The Company believes Adjusted EBITDA is useful to investors in evaluating our operating performance because:

•	securities analysts and other interested parties use such calculations as a measure of financial performance and debt service capabilities; and

•	it is used by its management for internal reporting and planning purposes, including aspects of its consolidated operating budget and capital expenditures.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of the Company’s results as reported under GAAP. Some of these limitations include:

•	it does not reflect its cash expenditures or future requirements for capital expenditures or contractual commitments or foreign exchange gain/loss;

•	it does not reflect changes in, or cash requirements for, working capital;

•	it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on its outstanding debt;

•	it does not reflect payments made or future requirements for income taxes; and

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons the Company considers it appropriate for supplemental analysis. For more information, please see the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” at the end of this release.

Investor Relation Contacts:

For investor enquiries, please contact Nathan Judge, CFA at ir@azurepower.com . For media related information, please contact Samitla Subba at pr@azurepower.com .

AZURE POWER GLOBAL LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of September 30,
	2017 (INR)	2017 (INR)	2017 (US$)
	(in thousands, except per share data)
Assets
Current assets:
Cash and cash equivalents	5,460,670	15,431,992	236,325
Investments in available for sale securities	3,296,797	1,098,650	16,825
Restricted cash	3,629,037	1,745,223	26,726
Accounts receivable, net	1,138,605	1,747,726	26,765
Prepaid expenses and other current assets	495,937	741,082	11,349

Total current assets	14,021,046	20,764,673	317,990
Restricted cash	1,383,414	1,246,917	19,095
Property, plant and equipment, net	40,942,608	48,939,141	749,451
Software, net	15,272	18,108	277
Deferred income taxes	31,429	419,751	6,428
Investments in held-to-maturity securities	6,631	6,992	107
Other assets	1,093,565	705,635	10,806

Total assets	57,493,965	72,101,217	1,104,154

Liabilities and shareholders’ equity
Current liabilities:
Short-term debt	2,460,240	922,090	14,121
Accounts payable	3,618,251	3,035,158	46,480
Current portion of long-term debt	1,554,806	971,443	14,877
Income taxes payable	232,420	232,420	3,559
Interest payable	189,309	317,377	4,860
Deferred revenue	79,937	79,780	1,222
Other liabilities	484,477	549,477	8,415

Total current liabilities	8,619,440	6,107,745	93,534
Long-term debt	31,142,762	49,884,082	763,922
Deferred revenue	1,383,691	1,381,951	21,163
Deferred income taxes	1,078,255	656,917	10,060
Asset retirement obligations	242,980	275,685	4,221
Other liabilities	109,151	142,240	2,179

Total liabilities	42,576,279	58,448,620	895,079

Redeemable non-controlling interest	390,827	412,925	6,324
Shareholders’ equity
Equity shares, US$ 0.000625 par value; 25,915,956 and 25,985,057 shares issued and outstanding as of March 31, 2017 and September 30, 2017	1,073	1,076	16
Additional paid-in capital	18,904,151	18,927,407	289,853
Accumulated deficit	(5,723,420)	(6,625,182)	(101,458)
Accumulated other comprehensive income (loss)	40,326	(299,046)	(4,580)

Total APGL shareholders’ equity	13,222,130	12,004,255	183,831
Non-controlling interest	1,304,729	1,235,417	18,920

Total shareholders’ equity	14,526,859	13,239,672	202,751

Total liabilities and shareholders’ equity	57,493,965	72,101,217	1,104,154

AZURE POWER GLOBAL LIMITED

UNAUDITED INTERIM CONSOLIDATED INCOME STATEMENTS

	Three months ended September 30,			Six months ended September 30,
	2016	2017	2017	2016	2017	2017
	INR	INR	US$	INR	INR	US$
	(in thousands, except per share data)
Operating revenues:
Sale of power	894,911	1,823,797	27,930	1,916,604	3,701,729	56,688
Operating costs and expenses:
Cost of operations (exclusive of depreciation and amortization shown separately below)	75,371	144,689	2,215	161,886	318,213	4,873
General and administrative	258,425	179,609	2,751	415,509	414,682	6,350
Depreciation and amortization	246,543	462,999	7,090	482,301	882,737	13,518

Total operating cost and expenses	580,339	787,297	12,056	1,059,696	1,615,632	24,741

Operating income	314,572	1,036,500	15,874	856,908	2,086,097	31,947

Other expense:
Interest expense, net	583,390	2,364,946	36,217	1,250,388	3,204,585	49,075
(Gain) / Loss on foreign currency exchange, net	(76,127)	43,017	659	64,532	38,259	586

Total other expenses	507,263	2,407,963	36,876	1,314,920	3,242,844	49,661

Loss before income tax	(192,691)	(1,371,463)	(21,002)	(458,012)	(1,156,747)	(17,714)

Income tax benefit	53,820	130,934	2,005	87,468	123,075	1,885

Net loss	(138,871)	(1,240,529)	(18,997)	(370,544)	(1,033,672)	(15,829)

Net income (loss) attributable to non-controlling interest	4,223	(170,901)	(2,617)	(1,561)	(134,155)	(2,053)

Net loss attributable to APGL	(143,094)	(1,069,628)	(16,380)	(368,983)	(899,517)	(13,776)

Accretion to Mezzanine CCPS	(72,160)	—	—	(194,670)	—	—
Accretion to redeemable non-controlling interest	(11,109)	(11,109)	(170)	(22,097)	(22,097)	(338)

Net loss attributable to APGL equity shareholders	(226,363)	(1,080,737)	(16,550)	(585,750)	(921,614)	(14,114)

Net loss per share attributable to APGL equity stockholders
Basic and diluted	(129)	(42)	(0.64)	(333)	(36)	(0.54)
Shares used in computing basic and diluted per share amounts
Equity shares	1,758,080	25,983,264		1,758,080	25,959,786

AZURE POWER GLOBAL LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended September 30,			Six months ended September 30,
	2016	2017	2017	2016	2017	2017
	INR	INR	US$	INR	INR	US$
	(in thousands)
Net cash provided by/(used in) operating activities	308,509	(193,533)	(2,964)	190,116	227,822	3,489
Net cash used in investing activities	(4,385,433)	(1,955,708)	(29,950)	(5,494,626)	(5,272,618)	(80,745)
Net cash provided by financing activities	7,104,592	12,890,666	197,407	8,329,910	15,350,955	235,084

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

The table below sets forth a reconciliation of our income from operations to Adjusted EBITDA for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2016	2017	2017	2016	2017	2017
	INR	INR	US$	INR	INR	US$
	(in thousands)
Net Loss	(138,871)	(1,240,529)	(18,997)	(370,544)	(1,033,672)	(15,829)
Income tax benefit	(53,820)	(130,934)	(2,005)	(87,468)	(123,075)	(1,885)
Interest expense, net	583,390	2,364,946	36,217	1,250,388	3,204,585	49,075
Depreciation and amortization	246,543	462,999	7,090	482,301	882,737	13,518
(Gain)/Loss on Foreign currency exchange, net	(76,127)	43,017	659	64,532	38,259	586

Adjusted EBITDA	561,115	1,499,499	22,964	1,339,209	2,968,834	45,465